SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)* State National Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85711T 305
(CUSIP Number)

Bradford Luke Ledbetter c/o State National Companies, Inc. 1900 L. Don Dodson Drive Bedford, Texas 76021 (817) 265-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85711T 305

1.	Name of Reporting Persons. Bradford Luke Ledbetter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,071,721
	8.	Shared Voting Power 4,748,940
	9.	Sole Dispositive Power 1,060,602
	10.	Shared Dispositive Power 4,748,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,661

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85711T 305

Item 1.  Security and Issuer.
This Schedule 13D/A (“Amendment”) constitutes Amendment No. 2 to the Schedule 13D of State National Companies, Inc. initially filed on February 17, 2015, as amended by Amendment No. 1 filed on May 10, 2016.  Except as amended herein, such prior Schedule 13D, as previously amended, remains in effect.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting person’s Schedule 13D as previously amended.
Item 4.   Purpose of the Transaction
Item 4 of the reporting person’s Schedule 13D is hereby amended to include the following:
Agreement and Plan of Merger
On July 26, 2017, State National Companies, Inc. (“State National”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Markel Corporation (“Markel”) and Markelverick Corporation, a direct, wholly-owned subsidiary of Markel (“Merger Sub”).  The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the Merger of Merger Sub with and into State National (the “Merger”), with State National surviving the Merger as a direct, wholly-owned subsidiary of Markel.  At the effective time of the Merger, each issued and outstanding share of common stock of State National (“Company Common Stock”) will be automatically canceled and converted into the right to receive $21.00 in cash, without interest and less any required withholding tax (the “Merger Consideration”).
Voting Agreement
Concurrently with the execution of the Merger Agreement, certain individuals and trustees of certain trusts held for the benefit of certain members of the Ledbetter family (“Supporting Stockholders”) entered into a voting agreement with Markel (the “Voting Agreement”).  Each of the Supporting Stockholders agreed that (i) at State National’s stockholders’ meeting or any other meeting of the holders of Company Common Stock called to consider the adoption of the Merger Agreement and the Merger to appear at the meeting and vote or cause to be voted the subject stock in favor of adopting the Merger Agreement and the Merger; provided, however, that the foregoing does not require the Supporting Stockholders to vote or cause to be voted at such meeting the respective stock in favor of any excluded amendment, such as an amendment that (A) results in the decrease in the Merger Consideration, (B) results in a change in the type of consideration payable, (C) provides for or otherwise results in disparate treatment of a Supporting Stockholder vis-a-vis the other stockholders of State National or (D) extends the outside termination date of February 26, 2018, adds any conditions to Section 7.01 or Section 7.02 of the Merger Agreement or adds any termination rights under the Merger Agreement in favor of Markel, and (ii) at any meeting of the stockholders of State National, or at any adjournment or postponement thereof or in any other circumstance where a vote or approval is sought, the Supporting Stockholders will vote or cause to be voted all of the subject stock against (A) any extraordinary corporate transaction (other than the Merger), (B) any amendment of State National’s certification of incorporation or bylaws (other than as contemplated by the Merger Agreement), (C) any other proposal, action or transaction involving State National or any of its subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to impede, frustrate, prevent or nullify the Merger or the Merger Agreement, (D) any extraordinary dividend, distribution or recapitalization by State National or change in capital structure of State National (other than pursuant to the Merger Agreement) and (E) any takeover proposal.
The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit D to this Amendment and is incorporated herein by reference.
Item 5.   Interest in Securities of the Issuer
Item 5 of the reporting person’s Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 7 through 13 of the cover page to this Amendment is incorporated by reference.  The percentage set forth in row 13 is based on 42,173,561 shares of common stock outstanding as of May 10, 2017,

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as reported in the Issuer’s Form 10-Q filed on May 10, 2017.  For purposes of Section 13 of the Act, the reporting person may be deemed to beneficially own 5,820,661 shares of Company Common Stock, which constitutes approximately 13.8% of the outstanding shares of Company Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the reporting person’s Schedule 13D is hereby amended and supplemented as follows:

The description of the Voting Agreement provided in Item 4 above is incorporated herein by reference.

 Item 7.   Material to be Filed as an Exhibit.

Item 7 of the reporting person’s Schedule 13D is hereby amended to include the following:

Exhibit D	Voting Agreement, dated as of July 26, 2017, by and among Markel Corporation and the Persons executing the Agreement.

CUSIP No. 85711T 305

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2017

By:	/s/ Bradford Luke Ledbetter
Name:	Bradford Luke Ledbetter